UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐    Yes                ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 19, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

POLL RESULTS OF THE 2020 FIRST EXTRAORDINARY

GENERAL MEETING HELD ON 18 NOVEMBER 2020

The Board hereby announces the poll results of the 2020 first EGM held in Shanghai, the PRC on Wednesday, 18 November 2020.

Reference is made to (1) the notice dated 29 September 2020 (the “EGM Notice”) regarding the 2020 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”); (2) the meeting materials (the “Meeting Materials”) published on 30 October 2020 regarding the EGM; and (3) the circular of the Company dated 29 October 2020 (the “Circular”).

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the EGM Notice and Circular.

POLL RESULTS OF THE EGM

The EGM was held at held at 21/F Conference Room AB, Catic Building, No. 212, Jiangning Road, Jing’an District, Shanghai, the People’s Republic of China (“PRC”) ( 中國上海市靜安區江寧路212 號凱迪克大廈 21 樓 AB 會議室 ) at 9:30 a.m. on Wednesday, 18 November 2020. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Company’s articles of association.

As at the date of the EGM, the aggregate number of shares in issue of the Company was 16,379,509,203, including 11,202,731,426 A shares and 5,176,777,777 H shares. As disclosed in the Circular, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 49.80% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e. CES Finance and CES Global) have, at the EGM, abstained from voting on the ordinary resolutions at the EGM.

As such, the aggregate number of shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting on the ordinary resolutions was 5,672,491,426 A shares and 2,550,537,777 H shares, representing approximately 50.63% and 49.27% of the Company’s A shares and H shares in issue, respectively. Saved as disclosed above, there were no shares entitling the Shareholders to attend the EGM and abstain from voting in favour of the resolutions proposed at the EGM.

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Each resolution proposed for approval at the EGM was taken by poll.

Shareholders and their proxies, together holding 9,529,442,266 shares of the Company, representing approximately 58.1790% of the Company’s share capital in issue, attended the EGM or participated in online voting.

The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

1.	Ordinary resolution: “THAT, to consider and approve the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the proposed annual caps therefor.”	3,999,079,966 (99.9975%)	101,500 (0.0025%)	0 (0.0000%)

2.	Ordinary resolution: “THAT, to consider and approve the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.”	3,999,097,066 (99.9974%)	105,100 (0.0026%)	100 (0.0000%)

3.	Ordinary resolution: “THAT, to consider and approve the proposed annual caps of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.”	3,999,093,666 (99.9973%)	106,350 (0.0027%)	100 (0.0000%)

*

The percentage of voting is based on the total number of Shares held by shareholders of the Company present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed by one-half or more of the votes. Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM.

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Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 18 November 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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